Exhibit 99(a)(4)

DWS DREMAN VALUE INCOME EDGE FUND, INC.
345 PARK AVENUE
NEW YORK, NEW YORK 10154
(800) 349-4281
To Purchase for Cash up to 6,073,252 of its Issued and Outstanding
Shares at 99% of the Net Asset Value Per Share

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Pursuant to your request, we are enclosing the material listed below relating to the offer by the DWS Dreman Value Income Edge Fund, Inc. (the “Fund”) to purchase up to 6,073,252 of its issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), which is equal to approximately 25% of the Fund’s issued and outstanding shares as of October 8, 2010, for cash at a price equal to 99% of their net asset value (“NAV”) determined as of the close of the regular trading session of the New York Stock Exchange (“NYSE”) on November 22, 2010, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 22, 2010 and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the “Offer”). THE OFFER EXPIRES AT 11:59 P.M. EASTERN TIME ON NOVEMBER 19, 2010, UNLESS EXTENDED (THE “EXPIRATION DATE”). If the Offer is extended beyond November 19, 2010, the purchase price for Shares will be 99% of their NAV determined as of the close of the regular trading session of the NYSE on the next business day after the new Expiration Date.

The following documents are enclosed:

(1) Offer to Purchase dated October 22, 2010.

(2) Letter of Transmittal to be used to tender all Shares.

(3) Notice of Guaranteed Delivery.

(4) Form of Letter to Clients, which may be sent upon request for information by your clients for whose account you hold shares registered in your name (or in the name of your nominee).

(5) Letter to Stockholders of the Fund from John Millette, Vice President and Secretary of the Fund, dated October 22, 2010.

(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

No fees or commissions will be payable to brokers, dealers or other persons for soliciting tenders of Shares pursuant to the Offer. The Fund will pay all transfer taxes on its purchase of Shares, subject to Instruction 7 of the Letter of Transmittal. Back-up withholding tax may be required unless an exemption is proved or unless the required taxpayer identification information is or has previously been provided to the Fund or the Depositary. Certain withholdings may also apply with respect to payments to non-U.S. stockholders. See Instruction 13 of the Letter of Transmittal.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) stockholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Fund by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Additional copies of the enclosed material may be obtained from Georgeson Inc., the Information Agent, in the manner indicated in the Offer to Purchase. Any questions you have with respect to the Offer should be directed to the Information Agent at (866) 828-4305.

Very truly yours,

DWS Dreman Value Income Edge Fund, Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF EITHER THE FUND OR THE DEPOSITARY OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS WITH RESPECT TO THE OFFER, OTHER THAN THE STATEMENTS SPECIFICALLY SET FORTH IN THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL, OR TO DISTRIBUTE ANY MATERIAL WITH RESPECT TO THE OFFER OTHER THAN AS SPECIFICALLY AUTHORIZED HEREIN.